SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2021

Commission File Number: 001-38705

ALITHYA GROUP INC.

(Translation of Registrant’s name into English)

1100, Robert-Bourassa Boulevard, Suite 400

Montréal, Québec, Canada H3B 3A5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☐                Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. No. 333-228487.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALITHYA GROUP INC.

/s/ Nathalie Forcier
Name:	Nathalie Forcier
Title:	Chief Legal Officer and Corporate Secretary
Date:	August 12, 2021

EXHIBIT INDEX

99.1	Management Information Circular dated July 19, 2021
99.2	Proxy Forms
99.3	Notice of Annual General and Special Meeting of Shareholders and of Availability of Proxy Materials
99.4	Virtual Meeting User Guide